Exhibit 99.52

New Found Gold Corp. Suite 1430, 800 West Pender Street Vancouver, BC, V6C 2V6

To:	DNTW Toronto LLP, Chartered Professional Accountants
Deloitte LLP, Chartered Professional Accountants

Re:	New Found Gold Corp. (the “Company”)
Notice of Change of Auditor (the “Notice”)

In compliance with Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), please be advised as follows:

1.	The Company has decided to change its auditor from DNTW Toronto LLP, Chartered Professional Accountants, of Suite 703, 45 Sheppard Avenue East, Toronto, Ontario, M2N 5W9, to Deloitte LLP, Chartered Professional Accountants, of Suite 1500, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

2.	The date of said change of auditor is October 9, 2020.

3.	DNTW Toronto LLP, Chartered Professional Accountants, has resigned at the request of the Company.

4.	The resignation of DNTW Toronto LLP, Chartered Professional Accountants, and the appointment of Deloitte LLP, Chartered Professional Accountants, have been approved by the Company’s Board of Directors.

5.	None of the reports of DNTW Toronto LLP, Chartered Professional Accountants, on any of the Company’s financial statements relating to the “relevant period” (as such term is defined in section 4.11(1) of NI 51-102) expressed a modified opinion.

6.	There has not been a “reportable event” (as such term is defined in section 4.11(1) of NI 51-102), which occurred in connection with the audit of the financial years ended December 31, 2019, and December 31, 2018, or for any period subsequent thereto.

Please review this Notice and prepare a letter identifying whether you agree, disagree and the reasons why, or have no basis to agree or disagree with each statement contained in this Notice, addressing your response to the relevant securities regulatory authorities (list of addresses attached hereto). Please deliver the response to the Company within seven (7) days from the date of this Notice.

This Notice and your reply will be part of the reporting package that will be filed with the applicable regulator or relevant securities administrators.

Dated this 9th day of October, 2020.

NEW FOUND GOLD CORP.

/s/ Michael Kanevsky

Michael Kanevsky

Chief Financial Officer

New Found Gold Corp. Suite 1430, 800 West Pender Street Vancouver, BC, V6C 2V6

List of Addresses

Alberta Securities Commission

Suite 600, 250 – 5th Street SW

Calgary, Alberta, T2P 0R4

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, British Columbia, V7Y 1L2

Ontario Securities Commission

20 Queen Street West, 22nd Floor

Toronto, Ontario, M5H 3S8